UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Section 13(a) -16 or 15(d) – 16

Of the Securities Exchange Act of 1934

For the month of December 2020

000-23697

(Commission file number)

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EROS STX GLOBAL CORPORATION

(Exact name of registrant as specified in its charter)

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3900 West Alameda Avenue, 32nd Floor

Burbank, California 91505

Tel: (818) 524-7000

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Incorporation by Reference

This Report on Form 6-K shall be incorporated by reference into the Registrant’s registration statements (File Nos. 333-227380 and 333-223643), as filed with the U.S. Securities and Exchange Commission (the “SEC”), to the extent not superseded by documents or reports subsequently filed or furnished by the Registrant under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Explanatory Note

On August 4, 2020, Eros International Plc (now known as Eros STX Global Corporation), an Isle of Man company limited by shares (“Eros”) submitted a Report of Foreign Private Issuer on Form 6-K to the Securities and Exchange Commission the (“SEC”), announcing the completion of the merger between an indirect subsidiary of Eros and STX Filmworks, Inc., a Delaware Corporation (“STX”), in accordance with the terms of an Agreement and Plan of Merger, dated as of April 17, 2020 (as amended, restated or otherwise modified from time to time, the “Merger Agreement”) by and among Eros, STX, England Holdings 2, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Eros (“England Holdings 2”) and England Merger 1 Corp. (f/k/a England Merger Corp.), a Delaware corporation and direct wholly owned subsidiary of England Holdings 2 (“Merger Sub”). On July 30, 2020, pursuant to the Merger Agreement, Merger Sub merged with and into STX, with STX surviving as the surviving corporation and a direct wholly owned subsidiary of England Holdings 2 (the “Merger”).

The Merger was accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with STX selected as the accounting acquirer under this guidance. Consequently, our historical financial statements (in all subsequent financial statements that reflect the Merger) are those of STX.

Attached hereto as Exhibit 99.1 is the Unaudited Pro Forma Condensed Combined Financial Information of STX for the fiscal year ended March 31, 2020.

Attached hereto as Exhibit 99.2 is the unaudited interim financial statements of STX for the three months ended June 30, 2020 and the comparative period for 2019.

Attached hereto as Exhibit 99.3 is certain information pertaining to the company, including STX results of operations for the three month period ended June 30, 2020.

Cautionary Statement Regarding Forward-Looking Statements

Information provided in this Report of Foreign Private Issuer on Form 6-K includes “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, and such statements are subject to the safe harbors created thereby. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “aim,” “approximately,” “anticipate,” “believe,” “estimate,” “continue,” “could,” “expect,” “forecast,” “future,” “going forward,” “intend,” “is/are likely to” “may,” “objective,” “ought to,” “outlook,” “plan,” “potential,” “predict,” “project,” “schedules,” “seek,” “should,” “target,” “will” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, tax assessment orders and future capital expenditures. All such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we are expecting, including, without limitation: our ability to successfully and cost-effectively source film content; our ability to achieve the desired growth rate of Eros Now, its digital over-the-top (“OTT”) entertainment service; our ability to maintain or raise sufficient capital; delays, cost overruns, cancellation or abandonment of the completion or release of the combined company’s films; our ability to predict the popularity of its films, or changing consumer tastes; our ability to maintain existing rights, and to acquire new rights, to film content; our ability to successfully defend any future class action lawsuits it is a party to in the U.S.; anonymous letters to regulators or business associates or anonymous allegations on social media regarding our business practices, accounting practices and/or officers and directors; our dependence on the Indian box office success of its Hindi and high budget Tamil and Telugu films; our ability to recoup the full amount of box office revenues to which it is entitled due to underreporting of box office receipts by theater operators; our dependence on its relationships with theater operators and other industry participants to exploit our film content; our ability to mitigate risks relating to distribution and collection in international markets; fluctuation in the value of the Indian rupee against foreign currencies; our ability to compete in the Indian film industry; our ability to compete with other forms of entertainment; our ability to combat piracy and to protect its intellectual property; our ability to maintain an effective system of internal control over financial reporting; contingent liabilities that may materialize, our exposure to liabilities on account of unfavorable judgments/decisions in relation to legal proceedings involving the combined company or its subsidiaries and certain of its directors and officers; our ability to successfully respond to technological changes; regulatory changes in the Indian film industry and the combined company’s ability to respond to them; our ability to satisfy debt obligations, fund working capital and pay dividends; the monetary and fiscal policies of India and other countries around the world, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the combined company’s ability to address the risks associated with acquisition opportunities; risks that the ongoing novel coronavirus pandemic and its spread, and related public health measures in India and elsewhere, may have material adverse effects on the combined company’s business, financial position, results of operations and/or cash flows; challenges, disruptions and costs of closing the Merger and related transactions, integrating the Eros and STX businesses and achieving anticipated synergies, and the risk that such synergies will take longer to realize than expected or may not be realized in whole or in part; the amount of any costs, fees, expenses, impairments and charges related to the Merger and related transactions; uncertainty as to the effects of the consummation of the Merger and related transactions on the market price of the Eros A Ordinary Shares and/or our financial performance; and uncertainty as to the long-term value of the combined company’s ordinary shares.

The forward-looking statements contained in this Report of Foreign Private Issuer on Form 6-K are based on historical performance and management’s current plans, estimates and expectations in light of information currently available and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting the combined company will be those that it has anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond the combined company’s control. Should one or more of these risks or uncertainties materialize or should any of the combined company’s assumptions prove to be incorrect, the combined company’s actual results may vary in material respects from what the combined company may have expressed or implied by these forward-looking statements. The combined company cautions that you should not place undue reliance on any of its forward-looking statements. Any forward-looking statement made by the combined company in this communication speaks only as of the date on which the combined company makes it. Factors or events that could cause the combined company’s actual results to differ may emerge from time to time, and it is not possible for the combined company to predict all of them. The combined company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

Exhibit No.	Description
99.1	Unaudited Pro Forma Condensed Combined Financial Information of STX
99.2	Unaudited interim financial statements of STX for the three months ended June 30, 2020
99.3	Company Information and STX Results of Operations for the Period Ended June 30, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EROS STX GLOBAL CORPORATION

By: /s/ Andrew Warren
Date: December 16, 2020	Name: Andrew Warren
Title: Chief Financial Officer

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